

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

Wa'el Hashad
Chief Executive Officer
Longeveron Inc.
1951 NW 7th Ave, Suite 520
Miami, FL 33136

> **Re: Longeveron Inc.**
> **Registration Statement on Form S-1**
> **Filed June 7, 2023**
> **File No. 333-272946**

Dear Wa'el Hashad:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed June 27, 2023

Cover Page

1. Please revise the heading on your cover page to quantify the volume of transferable subscription rights you will be registering. Additionally, given this is not a firm commitment offering, shareholders may not exercise the entire amount distributed and R.F. Lafferty & Co., Inc. is not required to arrange for the purchase and sale of any specific number or dollar amount of transferable subscription rights, please delete the reference to the total amount of proceeds you may receive in the heading on the cover page.

2. We note that R.F. Lafferty & Co., Inc. has agreed to use its "commercially reasonable efforts" to place any unsubscribed shares for an additional period of up to 45 days. Please

clarify whether "commercially reasonable" efforts differs from best efforts. If so, please explain.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jennifer M. Minter, Esq.